Exhibit 99.1

Deutsche Bank will consolidate Deutsche Postbank following successful conclusion of takeover offer
•	At least 70 per cent of Postbank shareholders in free float accepted the offer for a total of 21 per cent of Postbank shares
•	Consolidation will take place as planned by the end of this year
Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB) announced that the voluntary public takeover offer for all shares in Deutsche Postbank AG will be concluded with the purchase of at least 21.48 per cent of Postbank stock, thereby leading to a majority shareholding in Postbank. Postbank shareholders have handed over a total of at least 47 million shares at EUR 25 per share for purchase to Deutsche Bank (as of Friday, November 26, 2010 at 9:25 am CET). Following a resale of Postbank shares Deutsche Bank will initially hold 49.95 per cent of the stock in Postbank until the transaction is approved for US anti-trust purposes. The final results of the takeover offer will be published on Deutsche Bank ´s website www.db.com on Monday, November 29, 2010.
“We are pleased that the majority of holders of Postbank shares in free float have accepted our takeover offer. Deutsche Bank and Postbank will now intensify the cooperation. We will consolidate Postbank by the end of this year as planned. In the future, Deutsche Bank Group will have more stable revenues and a more balanced earnings mix”, underlined Dr. Josef Ackermann, Chairman of the Management Board of Deutsche Bank.
Rainer Neske, member of Deutsche Bank’s Management Board and Head of Private & Business Clients, outlined: “Together with Postbank we will be the leader in Germany’s retail banking business and build on a leading position in Europe. Together we have a strong basis for further growth. Postbank will remain an independent brand“.
Postbank customers will experience no changes in their daily banking services. Their bank account number and bank code will remain the same. Customers will benefit from a broad banking portfolio based on a joint banking platform.
Postbank shareholders will receive payment in the first week of December 2010.

4